

A+f
11/6/2002

TC 1114

02053648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17550

SEC MAIL PROCESSING RECEIVED OCT 29 2002 WASH.D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __August 1, 2001__ AND ENDING __July 31, 2002__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gary Goldberg & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Montebello Road
_____
(No. and Street)

Suffern   New York   10901
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary M. Goldberg   (845) 368-2900
                                              (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lazar Sanders, LLP
_____
(Name — if individual, state last, first, middle name)

100 Jericho Quadrangle, Suite 127, Jericho, New York 11753-2702
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

10-006482-C AUD07
Gary Goldberg & Company, Inc.
Gary M. Goldberg
75 Montebello Road
Suffern, New York 10901

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                   contained in this form are not required to respond unless the form displays
                   a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Gary M. Goldberg__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Gary Goldberg & Company, Inc.__, as of __July 31__, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

__N/A__

DEBORAH ANN BRUSH
Notary Public, State of New York
No. 4836292
Qualified in Orange County
Commission Expires February 28, 20__06__

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GARY GOLDBERG & COMPANY, INC.
75 MONTEBELLO ROAD
SUFFERN, NEW YORK 10901

OFFICER'S STATEMENT CONCERNING FOCUS REPORT,
RULE 17a-5, SECURITIES AND EXCHANGE COMMISSION

October 18, 2002

The attached financial statements and supporting schedules are true and correct according to my best knowledge and belief.

Neither the corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

DEBORAH ANN BRUSH
Notary Public, State of New York
No. 4836292
Qualified in Orange County
Commission Expires February 28, 20 06

Gary M. Goldberg

Subscribed and sworn to

before me this 18th day

of October 2002.

Lazar Sanders, LLP

Lazar Sanders, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

100 JERICHO QUADRANGLE · SUITE 127 · JERICHO, NY 11753-2702

TEL (516) 938-5219 · FAX (516) 938-0491

EMAIL LS@LAZARSANDERS.COM · WWW.LAZARSANDERS.COM

Member:
American Institute
of Certified Public Accountants
New York State Society
of Certified Public Accountants
New Jersey Society
of Certified Public Accountants
Personal Financial Planning
and Tax Section

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York 10901

We have audited the accompanying Statement of Financial Condition of Gary Goldberg & Company, Inc. as of July 31, 2002, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 7 to the financial statements, the Company has excluded the effects of consolidation of its wholly-owned subsidiaries, Gary Goldberg Planning Services, Inc. and Gary Goldberg Advisory Services, Inc. Generally accepted accounting principles require that the wholly-owned subsidiaries be presented on a consolidated basis with that of the parent company. The effects of that departure from generally accepted accounting principles on the accompanying financial statements are not reasonably determinable.

Gary Goldberg & Company, Inc.
Page 2

        In our opinion, except for the effects of not consolidating
its subsidiaries, as discussed in the preceding paragraph and
except as noted in Note 2c, the financial statements referred to in
the first paragraph present fairly, in all material respects, the
financial position of Gary Goldberg & Company, Inc. as of July 31,
2002, and the results of their operations and their cash flows for
the year then ended in conformity with generally accepted
accounting principles.

        Our audit was conducted for the purpose of forming an opinion
on the basic financial statements taken as a whole. The information
contained in Schedules 1, 2, 3 and 4 is presented for purposes of
additional analysis and is not a required part of the basic
financial statements, but is supplementary information required by
rule 17a-5 under the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied
in the audit of the basic financial statements and, in our opinion,
is fairly stated in all material respects in relation to the basic
financial statements taken as a whole.

Lazar Sanders, LLP

LAZAR SANDERS, LLP

Jericho, New York
October 18, 2002

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2002

A S S E T S

Assets:

Cash	$	96,996
Commissions receivable (Note 3)		91,162
Prepaid expenses		10,847
Marketable securities, net of margin balance of $25,733 (Note 4)		2,608
Deposits with clearing organization (Note 5)		300,000
Investments (Note 6)		66,897
Property and equipment, at cost, less accumulated depreciation of $824,909 (Note 2a)		205,215
Due from affiliates and related parties (Note 8)		472,446
Due from officers (Note 9)		43,908
Deferred tax assets (Note 2c)		122,104
Other assets		1,000
Total Assets		$1,413,183

The accompanying notes are an integral part of these
financial statements.

Lazar Sanders, LLP

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 332,118	
Notes payable (Note 11)	1,765	
Debentures payable (Note 12)	870,000	
Convertible debentures payable (Note 12)	36,600	
Bonds payable (Note 12)	6,000	
Total Liabilities		$1,246,483

Commitments: (Note 15)　　　　　　　　　　　　　　　　　　－

Contingencies: (Note 16)　　　　　　　　　　　　　　　　　－

Stockholders' Equity:

Preferred stock, 12½% cumulative convertible preferred stock, $100 par value per share, authorized 10,000 shares, issued 252 shares and outstanding 192 shares (Note 13)	$ 19,200	
Common stock, class A - voting, $.01 par value per share, authorized 1,000,000 shares, issued 420,250 shares and outstanding 408,900 shares	4,089	
Additional paid-in capital (Note 14)	2,232,264	
Deficit	(2,077,548)	
Treasury stock, 4,350 shares of common stock - class A, at cost in 1978; 60 shares of 12½% cumulative convertible preferred stock, at cost in 1978; and 7,000 shares of common stock - class A, at cost in 1979	(11,305)	
Total Stockholders' Equity		166,700
Total Liabilities and Stockholders' Equity		$1,413,183

The accompanying notes are an integral part of these
financial statements.

7

Lazar Sanders, LLP

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JULY 31, 2002

Revenues:

Commissions	$ 363,290	
Insurance	704,014	
Trading	830,729	
Interest and dividends	125	
Total Revenues		$ 1,898,158

Expenses:

Brokerage and trading (Schedule 1)	$ 263,465	
Occupancy and equipment rental (Schedule 2)	207,035	
Administrative (Schedule 3)	776,887	
Employee compensation and benefits (Schedule 4)	996,889	
Advertising and marketing (Note 2d)	204,583	
Interest	85,654	
Total Expenses		2,534,513
Loss From Operations		$ (636,355)
Other Income (Loss)		(17,138)
Loss Before Income Taxes		$ (653,493)
Tax Benefit (Note 2c)		220,461
Net Loss		$ (433,032)
Deficit - August 1, 2001		(1,644,516)
Deficit - July 31, 2002		$(2,077,548)

The accompanying notes are an integral part of these
financial statements.

8

Lazar Sanders, LLP

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2002

	Capital Stock Preferred	Common	Additional Paid In Capital	Deficit	Treasury Stock	Other
Balances at August 1, 2001	$ 19,200	$ 4,089	$1,736,264	$(1,644,516)	$(11,305)	$ —
Net Loss	—	—	—	(433,032)	—	—
Additional contributed capital (Note 14)	—	—	496,000	—	—	—
Change in unrealized loss on securities owned	—	—	—	—	—	—
Balances at July 31, 2002	$ 19,200	$ 4,089	$2,232,264	$(2,077,548)	$(11,305)	$ —

The accompanying notes are an integral part of these financial statements.

9

Lazar Sanders, LLP

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED JULY 31, 2002

Subordinated Borrowings at August 1, 2001	$ 906,600
Issuance (redemption) of subordinated notes	-
Subordinated Borrowings at July 31, 2002	$ 906,600

The accompanying notes are an integral part of these
financial statements.

10

Lazar Sanders, LLP

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2002

Reconciliation of Net Loss to Net Cash Provided
 (Used) by Operating Activities: (Note 2f)

Net loss		$ (433,032)

Adjustments to Reconcile Net Loss to Net Cash
 Used by Operating Activities:

Depreciation and amortization	43,110	
Decrease in commissions receivable	24,180	
Increase in prepaid expenses	(9,124)	
Increase in deferred tax assets	(9,023)	
Decrease in accounts payable and accrued expenses	(14,805)	
Net Cash Used by Operating Activities		$ (398,694)

Cash Flows from Investing Activities:

Acquisition of property and equipment	$ (3,286)	
Net decrease in securities owned	152,609	
Net increase in investments	(3,028)	
Net Cash Provided by Investing Activities		146,295

Cash Flows from Financing Activities:

Increase in due from related parties	$ (195,077)	
Decrease in due from officers	134,290	
Decrease in notes payable	(20,044)	
Decrease in margin balance	(148,958)	
Increase in additional paid-in capital	496,000	
Net Cash Provided by Financing Activities		266,211

Net Increase in Cash		$ 13,812
Cash - August 1, 2001		83,184
Cash - July 31, 2002		$ 96,996

Supplemental Disclosures of Cash Flow Information:

Interest paid		$ 85,975
Income taxes paid		$ 6,872

The accompanying notes are an integral part of these
financial statements.

Lazar Sanders, LLP

GARY GOLDBERG & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2002

NOTE 1.   ORGANIZATION:

The Company was incorporated under the laws of the State of Delaware in December 1972 under the name Goldberg, Diamant & Polen, Inc. In August 1973, the name was changed to Goldberg, Polen & Company, Inc. In June 1979 the name was changed to Gary Goldberg & Company, Inc.

The Company was organized to provide financial planning services and act as a securities broker/dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with generally accepted accounting principles. Those policies which are considered particularly significant are as follows:

a)   Property and Equipment:

Property and equipment are capitalized at cost. Significant improvements are capitalized; maintenance and repairs are charged to income. When equipment is retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation is credited or charged to income.

Depreciation of property and equipment is computed on a straight line basis, according to generally accepted accounting principles, over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the life of the lease.

Property and equipment consists of the following:

Class of Assets	Depreciable Cost	Estimated Useful Life
Telephone equipment	$ 72,937	5 Years
Furniture and fixtures	490,554	5-7 Years
Automobiles	144,613	5 Years
Leasehold improvements	159,259	10-20 Years
Office equipment	162,761	5-7 Years
Total	$1,030,124	

Lazar Sanders, LLP

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

b)   Revenue Recognition:

The Company records its own securities transactions on a settlement date basis. Commission income received from the clearing organization is recorded on a trade date basis. Commission income is primarily derived from its marketing of investment company shares, insurance investments and annuity investments.

c)   Income Taxes:

The Company filed consolidated federal and state income tax returns with its wholly-owned subsidiaries, Gary Goldberg Planning Services, Inc and Gary Goldberg Advisory Services, Inc. The Company had a tax benefit of $220,461 related to its current year loss. Additionally, the Company increased its deferred tax asset from $113,081 to $122,104, which represents the estimated future years' benefit from the current and prior years' federal and state consolidated net operating losses. These net operating losses may be carried forward and applied against taxable income for twenty years until the years ending July 31, 2020, 2021 and 2022 for the prior years' and current year's losses, respectively. Any unused loss will expire after that date.

d)   Advertising:

The Company expenses advertising and promotion costs as they are incurred. Advertising expenses for the year ended July 31, 2002 were $204,583.

e)   Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lazar Sanders, LLP

GARY GOLDBERG & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2002

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

f)   **Cash and Cash Equivalents:**

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

g)   **Concentrations of Credit Risk:**

As of July 31, 2002, the Company had a concentration of credit risk of $13,690 on bank deposits in excess of the Federally insured amount of $100,000.

As of July 31, 2002, the Company is not aware of any significant concentration of business transacted with a particular customer, supplier or lender that could, if suddenly eliminated, severely impact its operations. It also does not have a concentration of available sources of supply materials, labor, services, licenses or other rights that could, if suddenly eliminated, severely impact its operations.

NOTE 3.   **COMMISSIONS RECEIVABLE:**

The Company had receivables of $91,162 due from the clearing house and from investment funds for commissions it earned on customers' transactions.

NOTE 4.   **MARKETABLE SECURITIES:**

Marketable equity securities of $28,341 are valued at market value. Upon the sale of a security, the realized gain or loss is included in income based on the difference between the sales price and the cost. Unrealized gains and losses in marketable securities held for trade are included in income. Unrealized gains and losses in marketable securities not held for trade are recorded as other comprehensive income or loss in stockholders' equity.

The Company had a margin balance of $25,733 as of July 31, 2002 against its portfolio of securities.

NOTE 5.   **DEPOSITS WITH CLEARING ORGANIZATION:**

The Company has a security balance of $300,000 with the clearing house. This is pursuant to requirements set forth by the clearing house.

14

Lazar Sanders, LLP

NOTE 5.   **DEPOSITS WITH CLEARING ORGANIZATION** (Continued):

The Company clears all its security transactions on a fully disclosed basis through a clearing house, which is an exchange member organization. The agreement between the Company and the member organization provides, in part, for the Company to guarantee the member organization against any loss or liability resulting from a customer's failure to make payments for securities purchased or to deliver securities sold. No significant loss or liability has resulted from this guarantee. The agreement can be terminated at any time by either party after giving 30 days written notice.

NOTE 6.   **INVESTMENTS**:

Represents investments in:

Gold coins - at market value	$ 1,450
Gary Goldberg Planning Services, Inc. (Note 7)	16,286
Gary Goldberg Advisory Services, Inc. (Note 7)	1,000
Gary Goldberg Insurance Services (Note 7)	2,066
Officer's life insurance - cash value	46,095
	$ 66,897

NOTE 7.   **INVESTMENTS IN UNCONSOLIDATED RELATED COMPANIES**:

Gary Goldberg Planning Services, Inc. is a wholly-owned consolidated (for income tax purposes) subsidiary of Gary Goldberg & Company, Inc., acquired at a cost of $500. (See Note 6)

Gary Goldberg Advisory Services, Inc. is a wholly-owned consolidated (for income tax purposes) subsidiary of Gary Goldberg & Company, Inc., acquired at a cost of $1,000. (See Note 6)

Gary Goldberg Insurance Services is a partnership in which Gary Goldberg & Company, Inc. is a 50% general partner. (See Note 6)

Lazar Sanders, LLP

NOTE 8. **DUE FROM AFFILIATES AND RELATED PARTIES:**

This represents balances due for allocated income tax benefits (note 2c) and operating expenses from the following entities. These are payable on demand:

Entity	Type	Amount
Gary Goldberg Planning Services, Inc.	Affiliate	$313,013
Gary Goldberg Advisory Services, Inc.	Affiliate	31,037
Montebello Park	Related Party	128,396
		$472,446

NOTE 9. **DUE FROM OFFICERS:**

The Company advanced $43,908 to Gary M. Goldberg which is to be repaid on demand.

NOTE 10. **PENSION AND PROFIT SHARING:**

As of January 1, 1988, the Company established a contributory cash or deferred arrangements (CODA) plan which is qualified under Section 401(k) of the Internal Revenue Code. All full time employees who have been employed continuously for at least one year are eligible for participation in the plan.

The Company's contribution for the plan year ended December 31, 2001 was $10,831.

NOTE 11. **NOTES PAYABLE:**

The Company had a principal balance due of $1,765 on an automobile loan which matures in August 2002. The loan consists of 48 monthly payments of $1,779.67 at an annual interest rate of 10.25%.

NOTE 12. **DEBENTURES, CONVERTIBLE DEBENTURES AND BONDS PAYABLE:**

These consist of the following:

	Face Amount	Maturity Date	Annual Interest Rate
Debentures:	$200,000	10/31/2002	Equivalent to brokerage account earning
	570,000	4/30/2003	10%
	100,000	3/31/2004	10%
	$870,000		

16

Lazar S

NOTE 12. **DEBENTURES, CONVERTIBLE DEBENTURES AND BONDS PAYABLE**
(Continued):

	Face Amount	Maturity Date	Annual Interest Rate
Convertible debentures	$ 36,600	8/1/2004	10%
Bonds	$ 6,000	8/1/2004	10%

The convertible debentures can be converted to common shares of stock at any time.

NOTE 13. **PREFERRED STOCK:**

Each share of preferred stock is convertible into 50 shares of class A - voting common stock, at any time at the option of the holder. The shares of preferred stock have a liquidation preference of $100 per share.

NOTE 14. **ADDITIONAL PAID-IN CAPITAL:**

Gary M. Goldberg contributed $496,000 of capital to the Company during the current year.

NOTE 15. **COMMITMENTS:**

(a)   The Company leases office space from Gary M. Goldberg D/B/A Montebello Park in Suffern, New York. This lease terminates as of October 31, 2007.

Future minimum rental payments required under the Suffern lease are as follows:

August 1, 2002 - July 31, 2003	$132,000
August 1, 2003 - July 31, 2004	132,000
August 1, 2004 - July 31, 2005	132,000
August 1, 2005 - July 31, 2006	132,000
August 1, 2006 - July 31, 2007	132,000
Thereafter	33,000
	$693,000

(b)   The Company leases office space in White Plains, New York on a month to month basis. The current monthly rent is $1,166.

(c)   The Company leases 25% of a property in Scottsdale, Arizona which is owned by the Gary M. Goldberg Family Limited Partnership. The 20-year lease commenced as of August 2001 at an approximate annual rate of $62,210.

17

Lazar Sanders, LLP

NOTE 15.   COMMITMENTS (Continued):

(d)   The Company has commitments on various equipment leases. The future minimum lease payments required are as follows:

August 1, 2002 - July 31, 2003	$ 28,454
August 1, 2003 - July 31, 2004	7,919
August 1, 2004 - July 31, 2005	4,123
August 1, 2005 - July 31, 2006	344
	$ 40,840

NOTE 16.   CONTINGENCIES:

Outside counsel has indicated that there are claims against the Company and in some cases against the President, Gary M. Goldberg, as well.

While counsel could not predict the outcome of the pending cases, they have indicated that meritorious defenses are available and management intends to vigorously defend these cases.

It is the opinion of management that the amount of any additional liability will not have a material impact on the financial statements.

NOTE 17.   RELATED PARTY TRANSACTIONS:

The president of the Company, Gary M. Goldberg has issued full recourse zero coupon participating notes to Montebello Park Investors with an original aggregate issuance price of $3,400,000. On May 5, 1998, all original note holders were repaid. Amended notes totaling $2,635,634, due December 31, 2000, remained outstanding as of July 31, 2002. Gary M. Goldberg is the maker of the notes and in the event of default, will be personally liable for all amounts due under the notes.

NOTE 18.   NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash

Lazar Sanders, LLP

NOTE 18.   NET CAPITAL REQUIREMENTS (Continued):

dividends paid if the resulting net capital ratio would
exceed 10 to 1). At July 31, 2002, the Company had net
capital of $197,267 (net capital includes debentures of
$870,000 and convertible debentures of $36,600), which
was $97,267 in excess of its minimum required net capital
of $100,000. The Company's net capital ratio was 1.72 to
1 in the year ended July 31, 2002.

Lazar Sanders, LLP

Lazar Sanders, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

100 JERICHO QUADRANGLE · SUITE 127 · JERICHO, NY 11753-2702
TEL (516) 938-5219 · FAX (516) 938-0491
EMAIL LS@LAZARSANDERS.COM · WWW.LAZARSANDERS.COM

Member:

*American Institute
of Certified Public Accountants*

*New York State Society
of Certified Public Accountants*

*New Jersey Society
of Certified Public Accountants*

*Personal Financial Planning
and Tax Section*

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York 10901

We have audited the accompanying financial statements of Gary Goldberg & Company, Inc. as of and for the year ended July 31, 2002 and have issued our report thereon dated October 18, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in accompanying Schedules 1, 2, 3 and 4 is presented only for supplementary analysis purposes. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LAZAR SANDERS, LLP

Jericho, New York
October 18, 2002

Brokerage and Trading - Schedule 1:

Clearing costs	$ 176,077
Information and quotes	64,214
Regulatory fees	20,585
Commissions	2,589
	$ 263,465

Occupancy and Equipment Rental - Schedule 2:

Rent	$ 188,201
Copier leasing	12,606
Computer leasing	823
Equipment rental	5,405
	$ 207,035

Administrative - Schedule 3:

Legal fees	$ 141,738
Insurance	65,945
Telephone	41,083
Accounting and audit	77,667
Consultants	128,097
Depreciation	43,110
Travel and entertainment	73,844
Auto expense	55,589
Delivery and postage	15,916
Repairs and maintenance	20,853
Dues and subscriptions	7,956
Computer supplies and maintenance	16,703
Office expense	80,767
Seminars and education	3,019
Contributions	4,600
	$ 776,887

Employee Compensation and Benefits - Schedule 4:

Officers salaries and commissions	$ 544,543
Office salaries	284,281
Payroll taxes	55,119
Commissions	61,078
Employee welfare	41,037
Pension plan (Note 10)	10,831
	$ 996,889

The accompanying notes are an integral part of these
financial statements.

Lazar Sanders, LLP

Lazar Sanders, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

100 JERICHO QUADRANGLE · SUITE 127 · JERICHO, NY 11753-2702

TEL (516) 938-5219 · FAX (516) 938-0491

EMAIL LS@LAZARSANDERS.COM · WWW.LAZARSANDERS.COM

Member:
American Institute
of Certified Public Accountants
New York State Society
of Certified Public Accountants
New Jersey Society
of Certified Public Accountants
Personal Financial Planning
and Tax Section

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York 10901

We have audited the accompanying financial statements of Gary Goldberg & Company, Inc. as of and for the year ended July 31, 2002 and have issued our report thereon dated October 18, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lazar Sanders, LLP

LAZAR SANDERS, LLP

Jericho, New York
October 18, 2002

GARY GOLDBERG & COMPANY, INC.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
JULY 31, 2002

The accompanying schedules are prepared in accordance with the requirements and general format of Focus Form X-17A-5.

Lazar Sanders, LLP

GARY GOLDBERG & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2002

NET CAPITAL:

Stockholders' Equity	$	166,700	
Add: Debentures payable		870,000	
Convertible debentures payable		36,600	$1,073,300

Deductions And/Or Charges:

Non-Allowable Assets:			
Petty cash	$	200	
Property and equipment		205,215	
Due from related parties		472,446	
Prepaid expenses		10,847	
Investments		19,352	
Security deposits		1,000	
Deferred tax assets		122,104	
Due from officers		43,908	875,072

Net Capital Before Haircuts on Securities		$	198,228
Haircuts: on securities positions	$	961	
Haircuts: undue concentration		-	961
Net Capital		$	197,267

AGGREGATE INDEBTEDNESS:

Total current liabilities	$1,103,882
Total long-term liabilities	142,600
	$1,246,482
Less: Debentures payable	870,000
Convertible debentures payable	36,600
Total Aggregate Indebtedness	$ 339,882

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$ 100,000
Excess net capital at 1,500 percent	$ 174,608
Excess net capital at 1,000 percent	$ 163,279
Ratio: Aggregate indebtedness to net capital	1.72 to 1

Lazar Sanders, LLP

GARY GOLDBERG & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of July 31, 2002)

Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 193,197
Net audit adjustments	4,070
Net Capital Per Audit	$ 197,267

Lazar Sanders, LLP

GARY GOLDBERG & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2002

The Computation for Determination of the Reserve Requirement under exhibit A of Rule 15c3-3 and information relating to the Possession or Control Requirements under rule 15c3-3 are not required since the Company does not maintain customers' accounts nor a position in any securities.

Lazar Sanders, LLP

Lazar Sanders, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

100 JERICHO QUADRANGLE · SUITE 127 · JERICHO, NY 11753-2702
TEL (516) 938-5219 · FAX (516) 938-0491
EMAIL LS@LAZARSANDERS.COM · WWW.LAZARSANDERS.COM

Member:

*American Institute
of Certified Public Accountants*

*New York State Society
of Certified Public Accountants*

*New Jersey Society
of Certified Public Accountants*

*Personal Financial Planning
and Tax Section*

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York

In planning and performing our audit of the financial statements of Gary Goldberg & Company, Inc. for the year ended July 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the unconsolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Gary Goldberg & Company, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e), and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2002, to meet the Commission's objectives.

Lazar Sanders LLP

LAZAR SANDERS, LLP

Jericho, New York
October 18, 2002